As filed with the Securities and Exchange Commission on April 9, 2018
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE TO
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
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GUGGENHEIM CREDIT INCOME FUND 2016 T
(Name of Subject Company (Issuer))
GUGGENHEIM CREDIT INCOME FUND 2016 T
(Names of filing Persons (Offeror and Issuer))
Common Shares, Par Value $0.001 per share
(Title of Class of Securities)
14174V 102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
_____________________________________________________________________________________________________________________________________________
Matthew S. Bloom
Chief Executive Officer
Guggenheim Credit Income Fund 2016 T
330 Madison Avenue
New York, New York 10017
Tel: (212) 739-0700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
_____________________________________________________________________________________________________________________________________________
Copies to:
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
Tel: (212) 698-3599
_____________________________________________________________________________________________________________________________________________
CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$3,778,131	$470.38
*The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, is equal to 0.01245% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $470.38
Form or Registration No.:     Schedule TO
Filing Party:         Guggenheim Credit Income Fund 2016 T
Date Filed:         February 7, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE
This Amendment No. 3 to Schedule TO is filed solely to make adjustments to the second paragraph of Amendment No. 2 to Schedule TO filed on April 6, 2018, to accurately reflect the numbers of shares accepted for repurchase associated with the Offer (as defined herein). All other information included in Amendment No. 2 is unchanged.

AMENDED AND RESTATED FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 3 supplements and amends the Tender Offer Statement on Schedule TO filed on February 7, 2018 with the Securities and Exchange Commission by Guggenheim Credit Income Fund 2016 T, an externally managed, non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Company”) in connection with the Company’s offer to purchase up to 417,473 shares of its issued and outstanding common shares (the “Shares”) (representing 2.5% per quarter of the Company’s weighted average number of outstanding Shares for the trailing four quarters) at a purchase price of $9.05 per Share (the “Offer”). The Offer was made upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase dated February 7, 2018 and related Letter of Transmittal.
The Offer terminated on March 14, 2018 (at 5:00 p.m., Central Time (the “Expiration Date”)) in accordance with its terms. As of the Expiration Date, a total of 102,672 Shares were validly tendered pursuant to the Offer and not withdrawn. As of March 28, 2018 in accordance with the terms of the Offer, the Company accepted for payment all of the Shares validly tendered in the Offer and not withdrawn, for an aggregate purchase price of $929,178.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUGGENHEIM CREDIT INCOME FUND 2016 T

Date: April 9, 2018		/s/ Brian S. Williams
	By:	Brian S. Williams
	Title:	Chief Financial Officer